May 1, 2009

Mr. Frederick A. Henderson
Chief Executive Officer
General Motors Corporation
300 Renaissance Center
Detroit, MI 48265-3000

**Re: General Motors Corporation
        Registration Statement on Form S-4
        Filed April 27, 2009
        File No. 333-158802**

Dear Mr. Henderson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
What are the old Series D Notes forbearance, waiver, and extension provisions? , page xiv

1. Please revise to immediately qualify the references made to "and not validly withdrawing" so that note holders instantly are advised of the exact date upon which withdrawal rights become permanently unavailable. Make corresponding changes to the Forbearance discussions in the sections captioned "Forbearance, Waiver, and Extension with Respect to Old Series D Notes" on pages 11, 15, and 103.

2. Please revise the Forbearance discussions referenced above to describe the extent to which the Forbearance, Waiver and Extension attaches in the event a Series D note holder tenders after the Attachment Date. Explain to us, with a view toward revised disclosure, whether Series D note holders may be able to tender their notes on June 1 or thereafter and become immediately subject to the Forbearance, Waiver and Extension. Please make corresponding revisions to the Letter of Transmittal to the extent necessary.

Withdrawal of Tenders, page 110

3. Please revise to indicate that withdrawal rights will not be reinstated if the tender offers expire by their terms but are not consummated promptly thereafter due to the need for the offerors to satisfy any offer conditions dependent upon regulatory approvals.

Material United States Federal Income Tax Considerations, page 162

4. Please have tax counsel file an opinion prior to effectiveness explaining why counsel is unable to opine whether the exchange offer will constitute a tax-free reorganization or a taxable exchange. Since you are using a "short-form" opinion, it should indicate that the discussion in the text is the opinion.

5. Also, since the discussion in the text constitutes the tax opinion, please revise to remove the word "summarizes" in the first sentence of the second paragraph of this section and the word "summary" in the first sentence of the fourth paragraph.

Exhibit 5.1

6. In the listing of assumptions made by counsel in giving the opinion, please delete assumption (ii). This assumption appears to form the fundamental basis of a legal conclusion that should be opined upon by counsel. To the extent the opinion relies on the opinion of Martin I. Darvick, Esq., in relation to the corporate power and authority of each of GM and the Trustee to enter into and perform the obligations under the Amended Series D Debentures, please revise the opinion to so state.

7. In this regard, please delete assumption (iii). This assumption appears to form the fundamental basis of a legal conclusion that should be opined upon by counsel. Alternatively, you may rely on Mr. Darvick's opinion or you may make your opinion conditional upon the shareholder vote.

8. Refer to the first sentence of the second paragraph on page one. Please consider revising to refer to the proposed amendment to the Restated Certificate of Incorporation and to the shareholder vote required as a condition to the exchange offers that are the subject of the registration statement.

Exhibit 99.1

9. We note the disclosure indicating that the Attachment Date will also be the expiration and settlement dates for the exchange offer in which amended Series D notes are offered in exchange for old Series D notes. This disclosure appears to be inconsistent with disclosure elsewhere in the Form S-4 relating to the "termination" of the agreement relating in part to the extension of the maturity date. For example, disclosure in the Form S-4 suggests the agreement to extend the date of maturity "will expire and . . . all principal and interest amounts other due under any old Series D notes that remain outstanding . . . will become immediately due and payable." Please reconcile this description of the "Forbearance, Waiver and Extension Termination Date" with the disclosure in the Letter of Transmittal, or provide us with a supplemental explanation. In preparing your response, please be advised that we interpret the existing disclosures regarding the extension of the maturity date to mean such date only will be extended in the event the exchange offers are extended beyond June 1. If the exchange offers were to terminate on or before June 1, Series D note holders will retain their original date of maturity notwithstanding the May 26 Attachment Date.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Questions regarding the comments on the tender offer and going private regulatory provisions may be directed to Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3266. Please contact J. Nolan McWilliams at (202) 551-3217, Rolaine S. Bancroft at (202) 551-3313, or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (202) 661-4986
       William L. Tolbert, Jr., Esq.
       Jenner & Block, LLP